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| SEC FILE NUMBER |
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| 8-52349 |

**ANNUAL AUDITED REPORT**
**~~FORM X-17A-5~~**
**PART III**

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
MMC Securities Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1166 Avenue of the Americas
(No. and Street)

| NEW YORK | NEW YORK | 10036 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Blackmore — (201) 284-4908
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| Two World Financial Center | New York | N.Y. | 10281-1414 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark J. Happe, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MMC Securities Corp. for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

MARK J. HAPPE
PRESIDENT

25 FEB 2011
Date

Subscribed and sworn before me on this 25th day of February, 2011

Notary Public

SUSAN HARRIS
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES MAY 22, 2011

MMC SECURITIES CORP.
(An Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)
(SEC I.D. No. 8-52349)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

*******

This report is filed pursuant to
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

**Deloitte.**

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com



## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
MMC Securities Corp.:

We have audited the accompanying statement of financial condition of MMC Securities Corp. (the "Company")"), an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc., as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of MMC Securities Corp. at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2011

**MMC SECURITIES CORP.**
**(an Indirect Wholly-Owned Subsidiary of**
**Marsh & McLennan Companies, Inc.)**

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2010**

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 17,077,250 |
| Receivable from clearing organization | 325,966 |
| Receivable from affiliates | 425,883,048 |
| Fees and commissions receivable (net of allowance for doubtful accounts) | 3,158,640 |
| State income tax receivable | 150,583 |
| Other | 546,755 |
| TOTAL ASSETS | $ 447,142,242 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Payable to affiliates | $ 1,922,566 |
| Federal income tax payable | 714,567 |
| State income tax payable | 490,633 |
| Other | 1,276,974 |
| Total liabilities | $ 4,404,740 |
| STOCKHOLDERS' EQUITY: | |
| Common stock ($1 par value, 1,000 shares authorized, 930 shares issued and outstanding) | 930 |
| Additional paid-in capital | 411,124,945 |
| Retained earnings | 31,611,627 |
| Total stockholders' equity | $ 442,737,502 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 447,142,242 |

See notes to statement of financial condition.

## 1. NATURE OF BUSINESS

MMC Securities Corp. (the "Company") is an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"). The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc.

- introducing broker-dealer on behalf of self-directed 401(k) participants and IRA or individual account holders through a fully disclosed clearing arrangement with Pershing LLC;
- investment banking and capital markets services including advising clients on capital adequacy, raising equity capital and underwriting catastrophe bonds;
- retirement, pension, executive compensation and benefits consulting and advisory services to qualified and non-qualified benefits plans, companies and executives;
- consulting services to corporate clients for financial risk solutions through structured transactions involving risk transfer and project finance.

The Company does not hold customer securities or customer funds.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation** - The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any material events or transactions that occurred subsequent to December 31, 2010 through February 25, 2011 were reviewed for purposes of determining whether any adjustments or additional disclosures were required to be made to the statement of financial condition.

**Use of Estimates** - The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

**Cash and Cash Equivalents**– Cash equivalents consist of demand deposits with original maturities of three months or less. The estimated fair value of the Company's cash equivalents approximates their carrying value due to their short-term nature.

**Allowance for doubtful accounts** – The Company maintains an allowance for doubtful accounts to provide coverage for estimated losses from fee and commission receivables. The Company determines the adequacy of the allowance by reviewing aging, collection history and any other circumstances which indicate an impairment of the receivable. As of December 31, 2010, the allowance for doubtful accounts was $19,253.

**Income Taxes** - The Company is included in the consolidated Federal income tax return and certain unitary state tax returns filed by MMC. Income taxes relating to such jurisdictions are calculated for the Company as if it filed a separate return and are payable to MMC. The

Company files a separate return for all other state and local income taxes. Income tax receivable represents amounts due from various state tax authorities resulting from overpayment of taxes.

The Company applies the accounting guidance issued by the Financial Accounting Standards Board ("FASB") on the accounting for uncertainty in income tax positions. The guidance requires that the Company recognize in its statement of financial condition the impact of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position.

As of December 31, 2010, no reserves for uncertain tax positions were required to be recorded by the Company for any of the Company's open tax years from 2006 through 2010. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits would change materiality in the next twelve months.

## 2. STOCKHOLDERS' EQUITY

The Company received a capital contribution of $230,000,000 on April 12, 2010. The capital contribution was made by the Company's existing shareholders to support the Company's capital markets services to insurance and reinsurance companies.

## 3. RELATED PARTY TRANSACTIONS

Services purchased from affiliates include payments for compensation, benefits, travel, entertainment, and overhead costs such as facilities, equipment, and communications that MMC has made on behalf of the Company in connection with the Company's activities. Services purchased costs are allocated to the Company based upon the time spent by the employees of MMC or its affiliates on the Company's activities. The costs paid for these services may not be representative of the costs that would have been incurred had the Company secured these services using independent outside contractors.

The Company transfers certain excess operating cash balances on its accounts with a third party to an interest bearing account with MMC. As of December 31, 2010, the Company's receivable from affiliates balance of $425,833,048 is principally comprised of interest bearing accounts of $425,788,665.

As of December 31, 2010, the Company's payables to affiliates balance of $1,922,566 primarily represents liabilities for the cost of certain administrative services provided to the Company by various companies within MMC. Payables to affiliates are settled on a monthly basis.

## 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), under the Securities Exchange Act of 1934, which requires the maintenance of required net capital, as defined, of $100,000, and requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15:1. At December 31, 2010, the Company had net capital of $12,982,747, which was $12,689,098 in excess of its required net capital of $293,649. The Company's aggregate indebtedness at December 31, 2010 was $4,404,740. The Company's ratio of aggregate indebtedness to net capital was 0.34 to 1.

* * * * * *

Deloitte.

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2011

MMC Securities Corp.
1166 Avenue of the Americas
New York, N.Y. 10036

In planning and performing our audit of the financial statements of MMC Securities Corp. (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 25, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP